NEWS RELEASE

Current Technology Answers Questions Regarding Strategic Laser

VANCOUVER, British Columbia, October 12, 2006 / The following was issued today by Robert Kramer, Director, Current Technology Corporation (OTC Bulletin Board: CRTCF):

“During the past few days a number of questions have been asked about the Strategic Laser & MedSpa, LLC (“Strategic Laser”)/CosmeticTrichoGenesis (“CTG”) United States launch news release issued this past Monday, October 9, 2006,” states Current Technology Corporation (the “Company”) CEO Robert Kramer. “The number and type of questions indicate there is a significant amount of misinformation surrounding this very important development. Rather than attempt to answer questions on an individual basis, I shall paraphrase the more important questions and provide appropriate responses.”

Question: “Why is it necessary for Strategic Laser to do another test of CTG?”

Strategic Laser is not conducting another test of CTG. Strategic Laser is launching CTG in the United States. During 2005 the Company provided Strategic Laser with two CTG units for test purposes. The test phase was completed satisfactorily earlier this year. As Strategic Laser CEO Jason Olcese stated previously, “Customer responses to CTG sessions have been uniformly enthusiastic and we are convinced CTG is an essential and exciting revenue enhancement tool for the salon, spa and fitness sectors.”

Question: “Okay, if this is not another CTG test, why doesn’t Strategic Laser just buy two hundred units and go for it? Why buy only 10 CTGs for Phase One?

CTG must be introduced and continuously supported by a world class marketing program. Simply put, the Company does not have the marketing materials Strategic Laser requires.

High quality before and after photographs of men and women of varying ages and ethnicities are required. A professional video crew will follow the progress and record comments of both customers and salon professionals. A nationally recognized advertising firm will rebrand CTG’s name and image. The net result of this Phase One effort will be a marketing program that will support the national rollout.

This Phase One objective can be achieved most efficiently with units strategically placed in 10 selected opinion leading salons located in the Santa Barbara to San Diego, California corridor. Jason Olcese will work directly with the salon owners and operators to make sure we move through this phase as quickly and efficiently as possible. Although Strategic Laser’s original plan called for the immediate rollout of 200 units, it would be counterproductive to place more than 10 units in Phase One. They are simply not required.

Question: “What about the Hair Analysis System?”

The Hair Analysis System’s (the “System”) unique imaging technology and customer relationship management capabilities will be one of the focal points of Strategic Laser’s marketing strategy.  During Phase One the System  will be integrated with CTG. The System is being developed to Strategic Laser’s specifications now and the first units are scheduled for delivery mid-November. Our CTGs will be delivered to coincide with the arrival of the Systems.

Question: “Why do you even need the System? Why not just use CTG by itself?”

When a prospective customer sees the real time magnified image of the scalp on the display screen, we believe it will act as a call to action. By its nature, improvement obtained from CTG sessions occurs gradually and may not be properly noted by casual observation. The System provides a permanent record, so improvement can be properly assessed by both customers and salon professionals.

Question: “Okay, all that makes sense, but will you receive any money during Phase One?”

Of course we will. The Company is selling its CTG units to Strategic Laser under normal commercial terms. Further, we will be receiving our Technology Use Fee (royalty) on a revenue sharing basis from Strategic Laser.

Question: “How committed is Strategic Laser?”

For a start, Strategic Laser has committed to purchasing 10 CTG units in Phase One and 200 units in Phase Two. From a financial standpoint, that represents a multi-million dollar commitment. Just as important as money, however, is the significant industry knowledge that Strategic Laser brings to the launch of CTG in the United States.

Conclusion

“It has taken longer than anticipated to get to this point,” concludes Kramer. “However, the financial resources and market intelligence are at hand to make CTG the success in the United States we all believe it should be. Further, I believe success in the US will inevitably lead to further success internationally. Thank you again for your support.”

.The news release contains forward-looking statements concerning the Company’s business operations, and financial performance and condition.  When used in the news release the words “believe”, “anticipate”, “intend”, “estimate”, “expect”, “project”, and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contains such words.  These forward-looking statements are based on current expectations and are naturally subject to uncertainty and changes in circumstances that may cause actual results to differ materially from those expressed or implied by such forward-looking statements.  Factors that may cause such differences include but are not limited to technological change, regulatory change, the general health of the economy and competitive factors.  Many of these factors are beyond the Company’s control;  therefore, future events may vary substantially from what the Company’s currently foresees.  You should not place undue reliance on such forward-looking statements.

ABOUT CURRENT TECHNOLOGY CORPORATION

Current Technology Corporation remains committed to developing its non-invasive pulsed electro-stimulation technology.  This technology has enabled the company to develop two separate and distinct products emanating from the TrichoGenesis platform, thus far, that offer help for those concerned with their hair:  ElectroTrichoGenesis (ETG) and CosmeticTrichoGenesis (CTG).  Current Technology holds patents throughout the world and has spent over US $15 million in research and development of its TrichoGenesis platform and systems.  The patents encompass the technology, methodology and design of the Company’s products.

For further information, please contact:

CORPORATE:

INVESTOR RELATIONS:

Robert Kramer

Richard Hannon

Current Technology Corporation

Polestar Communications

1-800-661-4247

1-866-858-4100

604-684-2727

rkramer@current-technology.com

NEWS RELEASE

Current Technology Reports Strategic Laser to Launch CosmeticTrichoGenesis in the  United States

VANCOUVER, British Columbia, October 9, 2006 –The following was issued today by Robert Kramer, Director, Current Technology Corporation (OTC Bulletin Board: CRTCF):

 “We are launching CosmeticTrichoGenesis (“CTG”) in the United States,” states Strategic Laser & MedSpa, LLC (“Strategic Laser”) CEO Jason Olcese. “Our experiences with CTG confirm the following: CTG is very effective; CTG is an exciting revenue enhancing tool for the salon, spa and fitness sectors; CTG must be introduced and continuously supported by a world class marketing program. We have spent the past several months developing the marketing program and have identified an extraordinary imaging technology and customer relationship management system that will be one of the focal points of our marketing strategy. This Hair Analysis System offers a unique competitive advantage in the United States, as no one else has seen anything like this before.”

Hair Analysis System

The proprietary Hair Analysis System includes:

     7.1 mega pixel high end imaging system

     Customized laptop with 15.4 inch wide screen display

     Imaging and laptop station/stand

     Hair Imaging & Analysis Software

Hair Imaging & Analysis Software

The first release to include:

     User account login

     Session tracking

     Client consent and registration

     Report generation for before and after images

     Image capture (top, back, front, left and right side profiles of the head)

The second release to include:

     Email appointment reminders

     Appointment scheduling

     Hair analysis

     Data tracking

The third release to include:

     Internet connection

     Networking capability

Phase One Launch

“The Hair Analysis System is being custom made for us,” continues Olcese. “It’s cutting edge technology which will be integrated with CTG and beta tested in 10 selected opinion leading salons located in the Santa Barbara to San Diego, California corridor.”

“We have the required 10 units available for delivery,” states Current Technology CEO Robert Kramer. “We anticipate shipping the first units within the next few weeks and believe the order will be completed by the end of the year.”

Olcese continues, “In addition to refining the integration of the Hair Analysis System with CTG during Phase One, our primary objective will be to develop a data base of before and after images that will be used in newly designed marketing materials to support in store promotions and aggressive local and national print, radio and TV media awareness campaigns. We’re hiring a professional video crew to visit these salons on a regular basis and record the progress and comments of customers. The video footage will be included in an infomercial and will be available for use by the media. Once we have captured sufficient images and comments from a broad cross section of men and women of varying ages and ethnicities, we will be ready to Launch Phase Two.”

Phase Two Launch

An initial 200 CTG units will be placed in high traffic salons and spas on a revenue sharing basis. “The financial resources to support a dynamic national rollout are assured,” comments Olcese.

“Strategic Laser is a private entity,” comments Kramer, “and its financial partner for reasons of confidentiality does not wish to be publicly identified at this time. However, I can confirm that there are more than sufficient financial resources available to support this effort.”

Phase Three Launch

“While Phase Three is not fully sketched out,” concludes Olcese, “we believe it will naturally involve the creation of a national franchise system. We believe there is potential for the placement of up to 5000 units in the United States and further believe franchising would be key to achieving such a high level of market penetration.”

As previously announced, Mr. Frank Carney is a member of Strategic Laser’s Advisory Board. Mr. Carney co-founded Pizza Hut in 1958 and in 1980 sold to PepsiCo. Mr. Carney has served on the boards of several Fortune 500 companies and is the past president of the International Franchise Association (“IFA”) as well as an inductee into the IFA Hall of Fame.

 His expertise will be available to support the use of the franchise model to generate rapid growth.

Financial Potential

The agreement with Strategic Laser is structured on a revenue sharing basis. On a going forward basis, Current Technology will sell CTG units to Strategic Laser at cost and will be paid up to 27% of the ultimate consumer price, such amounts to vary with volume.

Conclusion

“I have tremendous respect for Jason Olcese’s abilities, especially in the field of marketing,” concludes Kramer. “He sees CTG’s potential, yet recognizes it has to be presented to consumers in America in a particular way. To that end, as part of the Phase One effort, he is retaining a nationally recognized advertising firm to assist in rebranding CTG’s name and image. Further, he is not afraid to spend money when required. For example, he and his partner are investing up front in the infrastructure that will be required to support success in all phases of the rollout. I’ve enjoyed working with him and look forward to a successful outcome of this new venture.

In closing, I wish to comment on the number of units being taken down in Phase One. As previously disclosed, Jason’s original plan provided for an initial order of 200 units. We both believe integrating CTG and the Hair Analysis System is the necessary link which should lead to significant market penetration. However, it would be totally inappropriate to move forward without the beta testing and rebranding  provided for in Phase One. We believe these steps will result in higher utilization for all CTGs placed. We further believe this will lead to enhanced activity on the international front, as we are able to point to successful operations in the United States. Rest assured we both want to move into Phase Two as quickly as possible, as that is the way both parties build shareholder value. Thank you again for your support during this period of your company’s development.”

The news release contains forward-looking statements concerning the Company’s business operations, and financial performance and condition.  When used in the news release the words “believe”, “anticipate”, “intend”, “estimate”, “expect”, “project”, and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contains such words.  These forward-looking statements are based on current expectations and are naturally subject to uncertainty and changes in circumstances that may cause actual results to differ materially from those expressed or implied by such forward-looking statements.  Factors that may cause such differences include but are not limited to technological change, regulatory change, the general health of the economy and competitive factors.  Many of these factors are beyond the Company’s control;  therefore, future events may vary substantially from what the Company’s currently foresees.  You should not place undue reliance on such forward-looking statements.

ABOUT CURRENT TECHNOLOGY CORPORATION

Current Technology Corporation remains committed to developing its non-invasive pulsed electro-stimulation technology.  This technology has enabled the Company to develop two separate and distinct products emanating from the TrichoGenesis platform, thus far, that offer help for those concerned with their hair:  ElectroTrichoGenesis (ETG) and CosmeticTrichoGenesis (CTG).  Current Technology holds patents throughout the world and has spent over US $15 million in research and development of its TrichoGenesis platform and systems.  The patents encompass the technology, methodology and design of the Company’s products.

For further information, please contact:

CORPORATE:
Robert Kramer
Current Technology Corporation
1-800-661-4247
604-684-2727
rkramer@current-technology.com

INVESTOR RELATIONS:
Richard Hannon
Polestar Communications
1-866-858-4100